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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                  OF THE SECURITIES AND EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (AMENDMENT NO. 1)

                               ----------------

                           NU-WEST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                        AGRIUM ACQUISITION CORPORATION
                               AGRIUM U.S. INC.
                                  AGRIUM INC.
                                   (BIDDERS)

                      VOTING COMMON STOCK, $.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  670 19H 308
                                (CUSIP NUMBER)

                           DOROTHY E.A. BOWER, ESQ.
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                     10333 SOUTHPORT ROAD S.W., SUITE 426
                       CALGARY, ALBERTA, CANADA T2W 3X6
                                (403) 258-4600
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                   COPY TO:
                          THOMAS A. RICHARDSON, ESQ.
                           HOLME ROBERTS & OWEN LLC
                           1700 LINCOLN, SUITE 4100
                            DENVER, COLORADO 80203
                                (303) 861-7000


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                                SCHEDULE 14D-1
 CUSIP NO. 670 19H 308

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1.  NAME OF REPORTING PERSONS S.S. or I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSONS

    AGRIUM INC. (97061303)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                    (b) [_]


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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    WC

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                               [_]



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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA

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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

       8,887,203 shares
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                      [_]


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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       95.9%
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10. TYPE OF REPORTING PERSON
    CO

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                                      -2-
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                                SCHEDULE 14D-1
CUSIP NO.  670 19H 308
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1.   NAME OF REPORTING PERSONS S.S. or I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSONS


     AGRIUM U.S. INC. (91-1589568)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                     (b) [_]


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3.   SEC USE ONLY

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4.  SOURCE OF FUNDS
    AF, WC

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                [_]


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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    COLORADO

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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

        8,887,203 shares
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                [_]
    CERTAIN SHARES

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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

        95.9%
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10. TYPE OF REPORTING PERSON
    CO

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                                      -3-
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                                SCHEDULE 14D-1
 CUSIP NO. 670 19H 308

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1.  NAME OF REPORTING PERSONS S.S. or I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSONS


    AGRIUM ACQUISITION CORPORATION
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                     (b) [_]


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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS
    AF

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                [_]


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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE

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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

       8,887,203 shares
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
    CERTAIN SHARES                                                       [_]

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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       95.9%
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10. TYPE OF REPORTING PERSON
    CO

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                                      -4-

  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed by Agrium Inc., a Canadian corporation ("Parent"), Agrium U.S. Inc., a Colorado corporation and a wholly-owned subsidiary of Parent ("Agrium U.S."), and Agrium Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Agrium U.S. ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of Voting Common Stock, $.01 par value, and Nonvoting Common Stock, $.01 par value (the "Shares") of Nu-West Industries, Inc. (the "Company"), at $10.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement as Exhibits (a)(1) and (a)(2), respectively. The Nonvoting Common Stock is not registered under the Securities Exchange Act of 1934, as amended, and is convertible into Voting Common Stock.

  This Amendment No. 1 amends and supplements the Statement on Schedule 13D with respect to the acquisition by the Purchaser, Agrium U.S. and the Parent of beneficial ownership of the Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in Sections 5, 6 and 7 of the Offer to Purchase is hereby amended and supplemented by the following information:

  On October 3, 1995, Parent issued a press release announcing, among other things, that (1) Purchaser had completed the Offer, (2) based upon a preliminary count, a total of 8,887,203 Shares (including 8,117 Shares subject to guarantees of delivery) had been tendered pursuant to the Offer, and (3) all Shares validly tendered will be purchased, in accordance with the terms of the Offer. The Shares accepted for payment pursuant to the Offer on October 3, 1995 represent approximately 95.9 percent of the Company's issued and outstanding Shares. A copy of such press release is attached hereto as Exhibit (g)(1) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

99.1 Text of the Press Release issued by Parent on October 3, 1995.

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                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Agrium Inc.

                                                   /s/ John M. Van Brunt
                                          By: _________________________________
                                          Name:  John M. Van Brunt
                                          Title: President & Chief Executive
                                                 Officer

                                          Agrium U.S. Inc.

                                                   /s/ John M. Van Brunt
                                          By: _________________________________
                                          Name:  John M. Van Brunt
                                          Title: Chairman & Chief Executive
                                                 Officer

                                          Agrium Acquisition Corporation

                                                  /s/ Dorothy E. A. Bower
                                          By: _________________________________
                                          Name:  Dorothy E. A. Bower
                                          Title: President

Dated: October 3, 1995

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                                 EXHIBIT INDEX

Exhibit             Description
99.1       Text of the Press Release issued by Parent on
           October 3, 1995.